SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 For Annual Reports of Employee Stock Purchase,
           Savings and Similar Plans Pursuant to Section 15(d) of the
                        Securities Exchange Act of  1934

        (Mark one)

             X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

        For the fiscal year ended December 31, 1993

                                       Or

             ___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

        For the transition period from ___________ to ____________

        Commission file number 1-8002

        A. Full title of the plan and address of the plan, if different from that of the issuer named below: Thermo Electron
             Corporation MoneyMatch Plus Plan (address below)

        B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
             Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

                                   SIGNATURES

             The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Thermo Electron Corporation MoneyMatch Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Thermo Electron MoneyMatch Plus Plan

                                 By:  Thermo Electron Corporation,
                                      Plan Administrator

                                      By:         /s/Jonathan W. Painter
                                      Printed Name:  Jonathan W. Painter
                                      Title:         Treasurer


        Date:  September 30, 1994